January 21, 2011

VIA EDGAR

Re:	Nielsen Holdings N.V.
Registration Statement on Form S-1
File No.: 333-167271

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Adviser

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nielsen Holdings N.V. (the “Corporation”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12 noon, Washington, D.C. time, on January 25, 2011, or as soon as possible thereafter. In this regard, the Corporation is aware of its obligations under the Securities Act.

The Corporation acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NIELSEN HOLDINGS N.V.

By:	/s/ Harris Black
	Name:	Harris Black
	Title:	Secretary